VIA EDGAR AND FACSIMILE

November 13, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Re:	Patient Infosystems, Inc.

File No. 0-22319

Dear Mr. Rosenberg:

On behalf of CareGuide, Inc. (formerly known as Patient Infosystems, Inc.) (“CareGuide” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 15, 2006 with respect to the Company’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2006. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2006

Management’s Discussion and Analysis

Results of Operations, page 25

1.

We note within your table the presentation of EBITDA (loss) from continuing operations. Item 10(e) of Regulation S-K allows the use of EBITDA for non-GAAP liquidity measures, but not for performance measures. If you intend to use EBITDA as a performance measure we believe you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items. Please refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (which can be found at the following website address: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm) and note that at a minimum the following disclosures are required:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In response to the Staff’s comment, we respectfully direct the Staff to page 29 of the Company’s Annual Report on Form 10-KSB. In the text accompanying the Company’s reconciliation of EBITDA to net loss from continuing operations, the Company has noted that “we believe that the presentation of EBITDA from continuing operations, when shown in conjunction with the corresponding GAAP measure of earnings from continuing operations, provides useful information to management and investors regarding the financial and business trends relating to its results of operations. Additionally, for its internal budgeting purposes and for evaluating our performance, management uses financial statements that exclude income tax expense, interest expense and depreciation and amortization expense, as applicable, in addition to the corresponding GAAP measures.” We believe that this disclosure describes the usefulness of this non-GAAP measure to management and investors.

We supplementally advise the Staff, however, that in future filings, beginning with the Form 10-QSB for the quarterly period ended September 30, 2006, the Company will expand its disclosure to be more consistent with the Staff’s comment, with language substantially similar to the following:

Earnings from continuing operations before interest, taxes, depreciation and amortization, or EBITDA from continuing operations, is a non-GAAP financial measure. Given that EBITDA from continuing operations is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, EBITDA from continuing operations may not be comparable to other similarly titled measures of other companies.

The Company provides non-GAAP financial information such as EBITDA from continuing operations in order to provide meaningful supplemental information regarding its operational performance and to enhance its investors’ overall understanding of its core current financial performance and its prospects for the future. The Company believes that its investors benefit from seeing its results “through the eyes” of management in addition to the GAAP presentation. Management believes that EBITDA from continuing operations is a supplemental tool often used by investors and analysts to analyze and compare companies. We have historically provided EBITDA from continuing operations to our investors, and therefore we believe that presenting this non-GAAP financial measure also provides consistency in our financial reporting.

Management believes that EBITDA from continuing operations, in conjunction with GAAP measures, is useful as a means to measure profitability and to evaluate our ability to service existing debt and to sustain potential future increases in debt. The Company currently has a revolving line of credit with a financial institution, the balance of which may fluctuate from period to period and thereby result in fluctuations in interest expense over the same periods. As a result, EBITDA from continuing operations helps management compare the Company’s performance on a consistent basis by removing from its operating results the impact of its net cash or borrowing position.

Furthermore, we believe that EBITDA from continuing operations is widely used by others in our industry to evaluate and price potential acquisitions. In connection with these acquisitions, such as our recent merger between Patient Infosystems, Inc. and CCS Consolidated, Inc., the consummation of the merger may result in significant amounts of intangible assets to be amortized. By removing non-cash amortization charges from net income to arrive at EBITDA, management believes that it can more effectively evaluate the operating performance of the Company when comparing periods before the merger with those after the merger.

Management’s use of EBITDA from continuing operations, however, is not intended to represent cash flows for the period, nor has it been presented as an alternative to either (a) operating income (as determined by GAAP) as an indicator of operating performance or (b) cash flows from operating, investing and financing activities (as determined by GAAP) as a measure of liquidity.

EBITDA from continuing operations has limitations as an analytical tool, and therefore investors should not consider it in isolation or as a substitute for analyses of our results as reported under GAAP. In order to effectively use EBITDA from continuing operations, investors should consider increasing or decreasing trends in this measure and how it compares to levels of debt and interest expense. Investors should always consider the Company’s cash flows from operating, investing and financing activities, as well as net income, operating income and net income from continuing operations, in conjunction with EBITDA from continuing operations. When evaluating EBITDA from continuing operations, investors should consider some of its limitations, including the following:

•	EBITDA from continuing operations does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	EBITDA from continuing operations does not reflect changes in, or cash requirements for, our working capital needs;
•

EBITDA from continuing operations does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on any debts we may have, and because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue; therefore, any measure that excludes interest expense has material limitations;

•

EBITDA from continuing operations does not reflect depreciation or amortization, and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA from continuing operations does not reflect any cash requirements for such replacements;

•

EBITDA from continuing operations does not reflect tax payments, and because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations;

•

EBITDA from continuing operations does not reflect the impact of earnings or charges resulting from business operations that we have categorized as discontinued operations, and because we exit certain businesses from time to time this has material limitations on its usefulness as a comparative measure;

•	Other companies in our industry may calculate EBITDA from continuing operations differently than we do, limiting its usefulness as a comparative measure.

Financial Statements

Consolidated Statements of Operations, page F-6

2.

Please revise your disclosure to reclassify the appropriate amounts of depreciation and amortization to cost of services. Alternatively, expand the cost of services caption to include parenthetical disclosure indicating that depreciation and amortization is excluded and disclose the amount excluded from cost of services. Please refer to SAB Topic 11:B. In addition, please modify your gross profit analysis in MD&A to disclose the gross profit amounts including the appropriate amount of depreciation and amortization or provide disclosure indicating its exclusion from gross profit.

In response to the Staff’s comment, we respectfully advise the Staff that the amounts of depreciation and amortization that are considered to be part of cost of services were approximately $689,000 and $646,000 for the fiscal years ended March 31, 2006 and 2005, respectively. In future filings with the Commission, beginning with the Company’s Form 10-QSB for the quarterly period ended September 30, 2006, the Company will parenthetically disclose such amounts as excluded from cost of services and will prominently disclose their exclusion from gross profit in MD&A.

Consolidated Statements of Cash Flows, page F-10

3.

Please revise your reconciliation of net loss to net cash used in continuing operations by adjusting net loss, as opposed to “net loss from continuing operations” in accordance with paragraph 29 of SFAS 95, Statement of Cash Flows.

In response to the Staff’s comment, the Company advises the Staff that it will make this revision to its reconciliations on a prospective basis in future filings with the Commission, beginning with the Company’s Form 10-QSB for the quarterly period ended September 30, 2006.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Claims Payable, page F-15

4.	Please provide a roll forward of your claims payable in compliance with paragraph 11 of SOP 94-5.

In response to the Staff’s comment, the Company respectfully calls the Staff’s attention to Note 2 to the Company’s financial statements under the heading “Claims Payable.” In the last sentence of the second paragraph, the Company discloses the amount of benefit included in the current year’s operations from the settlement of prior years’ claims. However, in response to the Staff’s comment, in its future filings with the Commission, beginning with the Company’s Form 10-QSB for the quarterly period ended September 30, 2006, the Company will provide a rollforward of claims payable in a tabular format substantially similar to the following:

	Year Ended March 31,		Three Months Ended June 30,
	2006	2005	2006	2005

Claims payable, beginning of period	$ 15,032	$ 11,691	$ 8,260	$ 15,032

Claims Incurred:
Current period	35,937	55,217	7,384	11,181
Prior year period	(498)	(1,656)	(1,228)	(89)

Total incurred claims	35,439	53,561	6,156	11,092

Paid Claims:
Current period	(10,300)	(31,124)	(2,722)	(142)
Prior year period	(9,679)	(10,205)	(1,010)	(5,061)
Claims paid by health plan	(22,232)	(8,891)	(3,344)	(4,455)
Total paid claims	(42,211)	(50,220)	(7,076)	(9,658)

Claims payable, end of period	$ 8,260	$ 15,032	$ 7,340	$ 16,466

.

Stock-Based Compensation Plans, page F-18

5.

Please revise your disclosure of pro forma net loss to show the fair value of the stock-based compensation expense in accordance with paragraph 19 of SFAS 123. The minimum value method of estimating the fair value is only available to nonpublic entities as stipulated in paragraph 20 of SFAS 123.

In response to the Staff’s comment, we respectfully submit that the Company’s existing disclosures have been made in accordance with Paragraph 83 of SFAS 123(R). As described in Note 3 to the Company’s financial statements, in connection with the merger of Patient Infosystems, Inc. and CCS Consolidated, Inc., CCS Consolidated was deemed to be the accounting acquirer, and therefore the historical financial statements of the Company are those of CCS Consolidated. All options granted during the fiscal years ended March 31, 2006 and 2005 were granted by CCS Consolidated prior to the merger, at such times when CCS Consolidated was a nonpublic entity. Therefore, we believe that the minimum value method is permissible for periods prior to the merger in which options were granted. We supplementally advise the Staff that the Company adopted SFAS 123(R) as of April 1, 2006, the first day of its fiscal year following the merger. There have been no grants of options since the closing of the merger. All future option grants will be accounted for at fair value in accordance with SFAS 123(R).

Note 3. Merger with Patient Infosystems, Inc. (PATY), page F-20

6.

Please tell us your basis for adjusting the trading price of PATY common shares for the implied value of ACS, which was spun off three months later. Please reference specific accounting literature relied upon to form management’s conclusion.

In response to the Staff’s comment, we respectfully submit that the spin-off of ACS was accounted for at fair value in accordance with SFAS No. 141, Business Combinations. At the time the merger agreement between Patient Infosystems, Inc. and CCS Consolidated, Inc. was signed on September 19, 2005, there were two conditions to the closing of the merger that are pertinent. The first was the completion of the ACS spin-off, and the second was that Patient Infosystems would raise a minimum of $6 million in equity (if more than $6 million was raised, the number of shares to be exchanged in the merger would be adjusted as set forth in the merger agreement). On October 31, 2006, Patient Infosystems completed an equity raise of approximately $12 million, and, therefore, on that date the number of shares to be issued by Patient Infosystems in the merger became determinable. Using the guidance in EITF 99-12, October 31, 2005 became the “measurement date.”

Under SFAS 141, paragraph 6, the cost of an acquisition in a non-cash exchange should be measured at the fair value of the consideration given or received, whichever is more clearly evident. Prior to the merger with Patient Infosystems, CCS Consolidated was a privately held company, and its shares were not listed or traded on any market or exchange, whereas Patient Infosystems was a SEC registrant whose common shares were traded on the NASD OTC Bulletin Board. Due to the lack of a trading market in CCS Consolidated’s shares, the Company determined that the fair value of the Patient Infosystems common shares was more clearly evident, and therefore that the purchase price to be used for accounting purposes should be the market trading price of Patient Infosystems’ shares.

At the measurement date (October 31, 2005), the trading price of Patient Infosystems’ common shares included the value of ACS, which was subsequently spun-off. As a result, the trading price of the common shares of Patient Infosystems as a stand-alone entity (excluding ACS) at the measurement date was not determinable. Management is not aware of any authoritative guidance on how to determine the fair value of the pre-spin-off shares, and therefore we used our best estimate of what the fair value would have been on that date by using the market price of Patient Infosystems’ common shares just after the spin-off of ACS, adjusted for an estimate of the change in the trading price between the measurement date and the spin-off date.

The average market trading price of Patient Infosystems’ common shares for the first five trading days after the ACS spin-off (December 19, 2005 through December 23, 2005) was $1.28 per share. We used that price as the fair value of Patient Infosystems’ common shares at the spin-off date. To take into account changes in the fair value during the period between the measurement date and the date of the spin-off, we compared the average trading price of Patient Infosystems’ common stock around the measurement date ($4.13) to the average trading price for the five days just prior to the ACS spin-off ($3.84). This analysis yielded the result that the average trading price was $0.29 per share higher at the measurement date. We then analyzed whether there were any factors or changes between the measurement date and the spin-off date that should be considered, and concluded that there were no such changes. Among the factors that we considered were whether there was any significant change in the trading price of Patient Infosystems’ common shares due to the announcement of the merger or due to any material changes in operations. and we concluded that there were no such factors to be considered. Specifically, we noted that there were no material changes in Patient Infosystems’s business or results of operations between the measurement date and the spin-off date. Therefore, to approximate the change in the trading price of the Patient Infosystems shares (excluding ACS)

between the measurement date and the spin-off date, management allocated the price change of $0.29 between Patient Infosystems before the spin-off (including ACS) and Patient Infosystems as a stand-alone entity (excluding ACS), with such allocation being based on the relative values of Patient Infosystems and ACS (determined by comparing the trading prices of Patient Infosystems during the five trading days following the spin-off ($1.28) to the implied value of ACS from the change in the PATY stock price after the spin-off ($2.56)). As a result of this analysis, we determined that $0.10 per share of the $0.29 per share decrease between the measurement date and the spin-off date was attributable to Patient Infosystems on a stand-alone basis. This $0.10 was added to the post-spin-off price of $1.28, resulting in a measurement date price of $1.38 per share.

To summarize, the steps we used were as follows:

1.	Determined the measurement date to be October 31, 2005.

2.            Determined that the acquisition should be recorded at the fair value of the securities exchanged.

3.            Determined that the fair value of the Patient Infosystems’ common shares was more clearly evident than the value of the privately held CCS Consolidated shares, and therefore that the value of the Patient Infosystems shares should be used to determine the fair value of the exchange.

4.            Since the trading price of Patient Infosystems shares at the measurement date included the value of ACS prior to its spin-off, we concluded that using the post-spin-off price of the Patient Infosystems’ shares, adjusted for any changes between the measurement date and the spin-off date, was the best evidence of the fair value of Patient Infosystems’ shares at the measurement date.

5.            We then analyzed the period between the measurement date and the date of the ACS spin-off and considered whether there were any material factors that had influenced the change in the average trading price. We concluded that there were no such factors.

6.            We calculated the change in the average trading price between the measurement date and the spin-off date and allocated the change between the ACS and Patient Infosystems components based on their indicated relative values.

7.            We used the post-ACS spin-off price of $1.28 per share and added $0.10 for the change in price between the measurement date and the spin-off date to compute the price of $1.38 per share which was used in the computation of merger consideration.

*        **

In addition to the responses above, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

As noted above, the Company respectfully requests that the Staff permit the Company to make the changes described herein in future filings with the Commission. Please contact the undersigned at (954) 796-3792 with any questions regarding the above.

Sincerely,

CAREGUIDE, INC.

By	/s/ Glen A. Spence

Glen A. Spence

Executive Vice President and Chief Financial Officer

cc:	Chris E. Paterson (CareGuide, Inc.)

Darren K. DeStefano (Cooley Godward Kronish LLP)

Aaron J. Velli (Cooley Godward Kronish LLP)

Jeffery C. Baker (McGladrey & Pullen, LLP)
Randy L. Houck (McGladrey & Pullen, LLP)